ClimateRock Holdings Ltd

25 Bedford Square

London, WC1B 3HH, United Kingdom

December 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ClimateRock Holdings Ltd
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-4 (File No. 333-273680)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of ClimateRock Holdings Ltd (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form F-4, as amended (File No. 333-273680) (the “Registration Statement”), because the Company has elected not to proceed with the public offering of securities contemplated by the Registration Statement at this time. The Registration Statement has not yet been declared effective. No securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Lijia Sanchez, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Per Regnarsson
Per Regnarsson
Chief Executive Officer